UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Proteon Therapeutics, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

74371L109

(CUSIP Number)

Stefan Fischer
TVM Capital
Ottostrasse 4, 80333 Munich, Germany
(49) 89998992-48

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74371L109	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TVM Life Science Ventures VI L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,943,059 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,943,059 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,943,059 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 74371L109	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TVM Life Science Ventures VI GmbH & Co. KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,943,059 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,943,059 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,943,059 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 74371L109	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TVM Life Science Ventures Management VI L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,943,059 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,943,059 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,943,059 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 74371L109	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hubert Birner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
German citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,943,059 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,943,059 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,943,059 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 74371L109	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stefan Fischer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
German citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,943,059 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,943,059 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,943,059 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 74371L109	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Helmut Schuehsler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Austrian citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,943,059 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,943,059 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,943,059 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 74371L109	13D	Page 8 of 14 Pages

Schedule 13D

Item 1.    Security and Issuer.

This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the statement on 13D originally filed on November 4, 2014 relating to the common stock, $.001 par value (the "Common Stock") of Proteon Therapeutics, Inc. (the "Issuer") having its principal executive office at 200 West Street, Waltham, Massachusetts 02451.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2.    Identity and Background.

This statement is being filed by:

(a) TVM Life Science Ventures VI L.P. ("TVM VI Cayman");

(b) TVM Life Science Ventures VI GmbH & Co. KG ("TVM VI German");

(c) TVM Life Science Ventures Management VI L.P. ("TVM VI Management"), which is the managing limited partner of TVM VI Cayman and TVM VI German; and

(d) Hubert Birner ("Birner"), Stefan Fischer ("Fischer") and Helmut Schuehsler ("Schuehsler") (collectively, the "Managers") and Alexandra Goll ("Goll").  The Managers are the members of the investment committee of TVM VI Management.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

The address of the principal business office of each Reporting Person is TVM Capital
 Ottostrasse 4, 80333 Munich, Germany.

The principal business of TVM VI Cayman and TVM VI German is to invest in and assist life science growth-oriented businesses located primarily in Europe.  The principal business of TVM VI Management is to act as the managing limited partner of TVM VI Cayman and TVM VI German.  The principal business of each of the Managers is to act as members of the investment committee of TVM VI Management and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TVM VI Cayman is an exempted limited partnership organized under the laws of the Cayman Islands. TVM VI German is a limited partnership organized under the laws of Germany. TVM VI Management is a limited partnership organized under the laws of the State of Delaware.  Birner, Fischer and Goll are each a German citizen and Schuehsler is an Austrian citizen.

CUSIP No. 74371L109	13D	Page 9 of 14 Pages

Item 3.    Source and Amount of Funds or Other Consideration.

On August 2, 2017, the Issuer completed the closing of a private placement of 22,000 shares of the Issuer's Series A Convertible Preferred Stock (the "Offering").  At the closing of the Offering, TVM VI Cayman purchased an aggregate of 128 shares of Series A Convertible Preferred Stock (the "TVM VI Cayman Series A Shares"), each share which is convertible at any time, subject to certain limitations (including a limitation on exercise preventing the Reporting Persons from beneficially owning in excess of 9.85% of the number of shares of the Issuer's Common Stock outstanding (the "Beneficial Ownership Limitation")), into approximately 1,005 shares of Common Stock (and all such TVM VI Cayman Series A Shares convertible, in the aggregate, into 128,656 shares of Common Stock) for an aggregate purchase price to TVM VI Cayman of $128,000.  Prior to the Offering, TVM VI Cayman held 495,984 shares of Common Stock (the "TVM VI Cayman Shares" and, collectively with the TVM VI Cayman Series A Shares, the "TVM VI Cayman Securities").  As of the date of this filing, TVM VI Cayman holds the TVM VI Cayman Shares and, taking into account the Beneficial Ownership Limitation, has no right to convert the TVM VI Cayman Series A Shares into additional shares of the Issuer's Common Stock.

At the closing of the Offering, TVM VI German purchased an aggregate of 372 shares of Series A Convertible Preferred Stock (the "TVM VI German Series A Shares"), each share which is convertible at any time, subject to certain limitations (including the Beneficial Ownership Limitation), into approximately 1,005 shares of Common Stock (and all such TVM VI German Series A Shares convertible, in the aggregate, into 373,907 shares of Common Stock) for an aggregate purchase price to TVM VI German of $372,000.  Prior to the Offering, TVM VI German held 1,447,075 shares of Common Stock (the "TVM VI German Shares" and, collectively with the TVM VI German Series A Shares, the "TVM VI German Securities").  As of the date of this filing, TVM VI German holds the TVM VI German Shares and, taking into account the Beneficial Ownership Limitation, has no right to convert the TVM VI German Series A Shares into additional shares of the Issuer's Common Stock.

The working capital of TVM VI Cayman was the source of the funds for the purchase of the TVM VI Cayman Securities.  No part of the purchase price of the TVM VI Cayman Securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the TVM VI Cayman Securities.

The working capital of TVM VI German was the source of the funds for the purchase of the TVM VI German Securities.  No part of the purchase price of the TVM VI German Securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the TVM VI German Securities.

Item 4.    Purpose of Transaction.

TVM VI Cayman acquired the TVM VI Cayman Securities and TVM VI German acquired the TVM VI German Securities for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, TVM VI Cayman, TVM VI German and other Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 74371L109	13D	Page 10 of 14 Pages

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a)
TVM VI Cayman is the record owner of the TVM VI Cayman Securities.  As the managing limited partner of TVM VI Cayman, TVM VI Management may be deemed to own beneficially the TVM VI Cayman Securities.  As the members of the investment committee of TVM VI Management, each of the Managers may be deemed to own beneficially the TVM VI Cayman Securities.

TVM VI German is the record owner of the TVM VI German Securities.  As the managing limited partner of TVM VI German, TVM VI Management may be deemed to own beneficially the TVM VI German Securities.  As the members of the investment committee of TVM VI Management, each of the Managers may be deemed to own beneficially the TVM VI German Securities.

By virtue of their relationship as affiliated entities, whose controlling entities have the same individual controlling persons, each of TVM VI Cayman and TVM VI German may be deemed to share the power to direct the disposition and vote of the TVM VI German Securities and the TVM VI Cayman Securities (collectively, the "Total TVM Securities").

Each Reporting Person disclaims beneficial ownership of the Total TVM Securities other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet.  Such percentage was calculated based on the 16,771,072 shares of Common Stock reported by the Issuer to be outstanding as of April 30, 2017 on Form 10-Q as filed with the Securities and Exchange Commission (the "SEC") on May 10, 2017.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

CUSIP No. 74371L109	13D	Page 11 of 14 Pages

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.

(e)	Goll ceased to own beneficially five percent (5%) or more of the Issuer's Common Stock as a result of ceasing to be a member of the investment committee of TVM VI Management.

Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

TVM VI Cayman and TVM VI German have each entered into (i) the Fifth Amended and Restated Investors' Rights Agreement, the form of which is attached as Exhibit 4.18 to the Issuer's Form 8-K filed with the SEC on June 23, 2017 (the "Form 8-K") and (ii) the Registration Rights Agreement, the form of which is attached as Exhibit 4.4 to the Form 8-K.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 74371L109	13D	Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 2nd day of August, 2017.

TVM LIFE SCIENCE VENTURES VI L.P.

By:          TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.,
Managing Limited Partner

By:  /s/ Stefan Fischer
Stefan Fischer
Director

TVM LIFE SCIENCE VENTURES VI GMBH & CO. KG

By:          TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.,
Managing Limited Partner

By:  /s/ Stefan Fischer
Stefan Fischer
Director

TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.

By:  /s/ Stefan Fischer
Stefan Fischer
Director

*
Hubert Birner

/s/ Stefan Fischer
Stefan Fischer

*
Helmut Schuehsler

* /s/ Stefan Fischer
Stefan Fischer
As attorney-in-fact

This Amendment No. 1 to Schedule 13D was executed by Stefan Fischer on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 74371L109	13D	Page 13 of 14 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Proteon Therapeutics, Inc.

EXECUTED this 2nd day of August, 2017.

TVM LIFE SCIENCE VENTURES VI L.P.

By:          TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.,
Managing Limited Partner

By:  /s/ Stefan Fischer
Stefan Fischer
Director

TVM LIFE SCIENCE VENTURES VI GMBH & CO. KG

By:          TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.,
Managing Limited Partner

By:  /s/ Stefan Fischer
Stefan Fischer
Director

TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.

By:  /s/ Stefan Fischer
Stefan Fischer
Director

*
Hubert Birner

/s/ Stefan Fischer
Stefan Fischer

*
Helmut Schuehsler

* /s/ Stefan Fischer
Stefan Fischer
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Stefan Fischer on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 74371L109	13D	Page 14 of 14 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Josef Moosholzer, Stefan Fischer and Sascha Berger, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 29th day of June, 2017.

/s/ Hubert Birner
Hubert Birner

/s/ Stefan Fischer
Stefan Fischer

/s/ Helmut Schuehsler
Helmut Schuehsler